Exhibit 99.1

Aurinia to Present Preclinical Voclosporin Data at 2020 Keystone Symposia Conference

- Voclosporin demonstrated fewer adverse effects on beta cell function as compared to tacrolimus in preclinical model of diabetes -

- Data supports differentiation of voclosporin versus legacy CNIs and potential best-in-class attributes -

- Data to be presented at the Keystone Symposia Conference on Islet Cell Biology -

VICTORIA, British Columbia--(BUSINESS WIRE)--December 3, 2019--Aurinia Pharmaceuticals Inc. (NASDAQ: AUPH / TSX:AUP) (“Aurinia” or the “Company”), a late-stage clinical biopharmaceutical company focused on advancing voclosporin across multiple inflammatory and autoimmune conditions, today announced that an abstract has been accepted for presentation at the Keystone Symposia Conference on Islet Biology: From Gene to Cell to Micro-Organ in Santa Fe, New Mexico from January 27-31, 2020. The abstract will be presented by Dr. James D. Johnson, Professor of Medicine in the Department of Cellular and Physiological Sciences and the Department of Surgery at the University of British Columbia (UBC). Professor Johnson is founding member of the Life Sciences Institute Diabetes Research Group and current Editor-in-Chief of the journal Islets.

The abstract entitled, Tacrolimus, but not voclosporin, significantly inhibits insulin exocytosis from human islets at clinically relevant trough concentrations, will discuss preclinical data comparing the effects of tacrolimus and voclosporin on the function and survival of human insulin producing beta cells. Legacy calcineurin inhibitors (“CNIs”) have been a mainstay of treatment for the prevention of rejection after solid organ transplant for decades. In this setting, patients have developed new onset diabetes after transplant (NODAT) as a relatively common but serious side effect.1 In a past clinical study, voclosporin was shown to be significantly less diabetogenic than tacrolimus in the renal transplant setting.2 In the recently published AURA-LV study in subjects with active lupus nephritis, voclosporin was shown to have no adverse clinical impact on glucose parameters.

In this in vitro study, human islets were treated with clinically relevant concentrations approximating the peak and trough concentrations of tacrolimus or voclosporin. At these trough concentrations tacrolimus, but not voclosporin, caused a statistically significant impairment of insulin secretion at the distal stages of exocytosis. Transcriptome sequencing identified novel effects of calcineurin inhibitors on genes responsible for the regulation of cellular exocytic machinery and these effects were more marked with tacrolimus.

“We are very happy with these preclinical results,” stated Dr. Robert Huizinga, Executive Vice President Corporate Development at Aurinia. “These data, combined with our reported clinical experience with voclosporin with respect to a potentially low diabetic potential of this agent provide additional understanding into the mechanistic rationale as to why we see a limited adverse impact on beta cell function with voclosporin, which supports our reported clinical experience with respect to the very low diabetic potential of this agent.”

The results of this study will be incorporated in a potential New Drug Application (NDA) the company expects to file during the first half of 2020.

1. Webster et al., British Medical Journal. 2005; Oct. 8th; 331(7520); 810

2. Busque et al., American Journal of Transplantation. 2011;11(12):2675-2684

Full Presentation Details

Title: Tacrolimus, but not voclosporin, significantly inhibits insulin exocytosis from human islets at clinically relevant trough concentrations (Poster #2004)

Presenter: Dr. James D. Johnson, Professor of Medicine in the Department of Cellular and Physiological Sciences and the Department of Surgery at the University of British Columbia (UBC)

Date: Wednesday, January 29, 2020

Location: Santa Fe Community Convention Center - Poster Session 2, Sweeney F, Main Level Breakout Room

About Aurinia

Aurinia Pharmaceuticals is a late clinical-stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are impacted by serious diseases with a high unmet medical need. The Company is currently developing an investigational drug, for the treatment of Lupus Nephritis, Focal Segmental Glomerulosclerosis and Dry Eye Syndrome. The Company’s head office is in Victoria, British Columbia and focuses its development efforts globally. For further information, see our website at www.auriniapharma.com.

About Voclosporin

Voclosporin, an investigational drug, is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with clinical data in over 2,600 patients across indications. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action. By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses and stabilizes the podocyte in the kidney. It has been shown to have a more predictable pharmacokinetic and pharmacodynamic relationship (potentially requires no therapeutic drug monitoring), an increase in potency (vs cyclosporin), and an improved metabolic profile compared to legacy CNIs. Aurinia anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries and until April 2028 with anticipated pediatric extension. Further, the new Notice of Allowance is expected to result in the issuance of a U.S. patent with a term extending to December 2037. If the FDA approves the use of voclosporin for LN and the label for such use follows the dosing protocol under the Notice of Allowance, the issuance of this patent will expand the scope of intellectual property protection for voclosporin to December 2037.

Forward-Looking Statements

Certain statements made in this press release may constitute forward-looking information within the meaning of applicable Canadian securities law and forward-looking statements within the meaning of applicable United States securities law. These forward-looking statements or information include but are not limited to statements or information with respect to: preclinical data comparing the effects of tacrolimus and voclosporin on the function and survival of human insulin producing beta cells and the implications of such findings; voclosporin being potentially a best-in-class CNI with robust intellectual property exclusivity; Aurinia’s anticipation that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries and until April 2028 with anticipated pediatric extension; that the new Notice of Allowance is expected to result in the issuance of a U.S. patent with a term extending to December 2037; that if the FDA approves the use of voclosporin for LN and the label for such use follows the dosing protocol under the Notice of Allowance, the issuance of this patent will expand the scope of intellectual property protection for voclosporin to December 2037. It is possible that such results or conclusions may change based on further analyses of these data. Words such as “anticipate”, “will”, “believe”, “estimate”, “expect”, “intend”, “target”, “plan”, “goals”, “objectives”, “may” and other similar words and expressions, identify forward-looking statements. We have made numerous assumptions about the forward-looking statements and information contained herein, including among other things, assumptions about: the market value for the LN, DES and FSGS programs; that another company will not create a substantial competitive product for Aurinia’s LN, DES and FSGS business without violating Aurinia’s intellectual property rights; the burn rate of Aurinia’s cash for operations; the costs and expenses associated with Aurinia’s clinical trials; the planned studies achieving positive results; Aurinia being able to extend and protect its patents on terms acceptable to Aurinia; and the size of the LN, DES or FSGS markets. Even though the management of Aurinia believes that the assumptions made, and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate.

Forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aurinia to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Such risks, uncertainties and other factors include, among others, the following: difficulties, delays, or failures we may experience in the conduct of our clinical trial; difficulties we may experience in completing the development and commercialization of voclosporin; the market for the LN, DES and FSGS business may not be as estimated; Aurinia may have to pay unanticipated expenses; estimated costs for clinical trials may be underestimated, resulting in Aurinia having to make additional expenditures to achieve its current goals; Aurinia not being able to extend or fully protect its patent portfolio for voclosporin; and competitors may arise with similar products. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actual results, performances, achievements or events to not be as anticipated, estimated or intended. Also, many of the factors are beyond our control. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on forward-looking statements or information.

Except as required by law, Aurinia will not update forward-looking information. All forward-looking information contained in this press release is qualified by this cautionary statement. Additional information related to Aurinia, including a detailed list of the risks and uncertainties affecting Aurinia and its business can be found in Aurinia’s most recent Annual Information Form available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com or the U.S. Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System (EDGAR) website at www.sec.gov/edgar.

We seek Safe Harbor.

Contacts

Investor & Media:
Glenn Schulman, PharmD, MPH
Corporate Communications, Aurinia
gschulman@auriniapharma.com